EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2015

(In thousands)

Earnings
Net income before minority interest	$18,311
Equity earnings	(1,881)
Income distribution from equity investees	1,420
Minority interest in pretax income	(876)
Amortization of capitalized interest	132
Federal and state income taxes	10,584
Fixed charges	5,389
Total Earnings as Defined	$33,079

Fixed Charges
Interest expense on long-term debt and other	$4,913
Interest on rentals*	206
Amortization of debt issuance costs	228
AFUDC - borrowed funds	42
Total Fixed Charges	$5,389

Ratio of Earnings to Fixed Charges	6.14X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.